Exhibit H

FORM OF PROPOSED NOTICE
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
Release No. 35-      /                     , 1999

Filings Under the Public Utility Holding Company Act of 1935 ("Act")

     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendment(s) thereto is/are available for public inspection through the Commission's Office of Public Reference.

     Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by

, 1998 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the application(s) and/or declaration(s), as filed, or as amended, may be granted and/or permitted to become effective.

Northeast Utilities, et al.
(70-       )

Northeast Utilities ("NU"), a registered holding company, located at 174 Brush Hill Avenue, West Springfield, MA 01090-0010, and NU's wholly-owned subsidiary, Northeast Utilities Service Company ("NUSCO"), located at 107 Selden Street, Berlin, Connecticut 06037, have filed an application/declaration under sections 6(a), 7, 9(a), 10 and 12(c) of the Act, and rule 42 thereunder.

     NU seeks authorization to implement a shareholder rights plan ("Plan") and to enter into a related Rights Agreement ("Agreement") with NUSCO acting in its capacity as transfer agent and register of the NU's shares ("Rights Agent"). To implement the Plan, the Board of Trustees of NU (the "Board") would declare a dividend distribution consisting of one common share purchase right (a "Right") for each of the outstanding common shares, $5.00 par value, of NU (the "Common Shares") to shareholders of record at the close of business on the fifth business day after the date of the approval by this Commission under the Act. Each Right has an exercise price of $65.00, subject to adjustment (the "Exercise Price"). The Exercise Price will reflect the possible long-term value of the Common Shares over the life of the Rights. The life of the Rights will be approximately 10 years. NUSCO will perform its services under the Agreement at cost, determined in accordance with Rule 91

     A Right is not exercisable until the occurrence of certain "triggering" events. The date upon which such events take place is the Distribution Date.

The Distribution Date will not occur until the earlier of a certain time after (i) a person or affiliated group (the "Acquiring Person") has obtained beneficial ownership of 15% or more of the Common Shares or (ii) the commencement of a tender or exchange offer which would result in beneficial ownership by any person or affiliated group of 15% or more of the Common Shares. Until a Right is exercisable, the Rights, as such, will not grant the holders thereof rights as shareholders of NU.

     Prior to the Distribution Date, the Rights are evidenced by the certificates for the underlying Common Shares. Under the Agreement, until the Distribution Date, the Rights will be transferred with, and only with, the Common Shares. Following the Distribution Date, the Rights Agent will mail separate Right Certificates to the holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

     In the event that a person or group becomes an Acquiring Person, the other holders of Rights will have the right to receive upon their exercise that number of Common Shares (or, in certain circumstances cash, property or other securities of NU or a reduction of the Exercise Price) having a market value of two times the Exercise Price. Rights which are, were or subsequently become beneficially owned by the Acquiring Person and certain other related persons will become null and void.

     In the event that, at any time following the Distribution Date, (i) NU is acquired in a merger or other business combination transaction in which NU is not the surviving entity or in which the Common Shares are changed into stock of another person or other property or (ii) NU sells or transfers assets or earning power aggregating more than 50% of its present assets or earning power to another person, each right will entitle the holder thereof (other than the Acquiring Person) to purchase that number of shares of the surviving company's stock which have at that time a market value of two times the Exercise Price.

     At any time prior to the close of business on the tenth day after a person or group becomes an Acquiring Person, NU may redeem the Rights in whole, but not in part, at a price of $.001 per Right. In addition, any time after a person or group becomes an Acquiring Person and before such person owns 50% or more of the Common Shares, the Board has the option to exchange all or part of any Rights for Common Shares at a one-to-one exchange ratio. Rights held by the Acquiring Person may not participate in this exchange.


     For the Commission, by the Division of Investment Management, pursuant to delegated authority.